Registration Number. 333-126835
Rule 424(b)(3)
Supplement Dated September 22, 2005
to Prospectus Dated August 5, 2005
REGEN BIOLOGICS, INC.
     This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated August 5, 2005 (as previously supplemented by the supplement dated August 15, 2005, together the “Prospectus”) relating to the registration of certain shares of common stock of ReGen Biologics, Inc. (the “Company” or “ReGen”) held by the selling stockholders described in the Prospectus.
•	On September 21, 2005, the Company and certain investors in the Company, including J. Richard Steadman, M.D., Sanderling Venture Partners IV Co-Investment Fund, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling IV Venture Management, Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Ventures Management, Sanderling Venture Partners II, L.P., Sanderling Ventures Limited, L.P. (the “Stockholders”) entered into an Amended and Restated Stockholders’ Agreement (the “Amended and Restated Stockholders’ Agreement”) amending and restating the Stockholders’ Agreement entered into as of June 21, 2002 and as amended on December 4, 2002 between the Company, the Stockholders and Centerpulse USA Holding Co. (“Centerpulse”) (the “Stockholders’ Agreement”).

•	The terms of the Amended and Restated Stockholders’ Agreement remain unchanged except that the Amended and Restated Stockholders’ Agreement amends the Stockholders’ Agreement to require each of the parties to vote in favor of the election of the following directors to ReGen’s board of directors: (1) the current chief executive officer of ReGen (Gerald E. Bisbee, Jr., Ph.D.); (2) two designees of Sanderling Ventures (Robert G. McNeil, Ph.D. and a director deemed to be independent as defined in Section 4200(a)(15) of the National Association of Securities Dealers or the rules of any national securities exchange where the Company intends to list its common stock); and (4) four designees of a majority of the other members of the Board of Directors (initially Alan W. Baldwin, Dr. Abhi Acharya, J. Richard Steadman, M.D. and William R. Timken).

•	As amended, the Amended and Restated Stockholders’ Agreement releases Centerpulse from its obligations under the agreement and removes the right of Centerpulse to designate a director for whom the parties to the Amended and Restated Stockholders’ Agreement will vote. It also restructures the board of directors so that Abhi Acharya, Ph.D. is classified as a designee of the majority of the other members of the Board of Directors, thereby allowing Sanderling Ventures to designate two individuals for the board of directors.

•	As of September 21, 2005, the aggregate amount owned by the parties to the Amended and Restated Stockholders’ Agreement of the Company’s outstanding common stock on an as converted basis is approximately 26,340,000 shares, or 28.2 % and the aggregate amount beneficially owned is approximately 30,088,000, or 31.0%, of the issued and outstanding capital stock of the Company. Each of the parties to the Amended and Restated Stockholders’ Agreement continues to disclaim beneficial ownership of the shares beneficially owned by the others.
     You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supercedes the information contained in the Prospectus.